

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2014

<u>Via E-mail</u>
James Tanaka
Chief Securities Counsel – Deputy General Counsel
American Realty Capital
405 Park Avenue
New York, NY 10022

Re: American Realty Capital – Retail Centers of America II, Inc.
Amendment No. 1 to Form S-11
Filed July 23, 2014
File No. 333-196594

Dear Mr. Tanaka:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 30</u>

1.   We note your response to comment 11 of our letter dated July 7, 2014. We note your disclosure throughout the document that the advisor is entitled to receive a subordinated distribution upon termination or non-renewal of the advisory agreement with or without cause. Please revise to include a risk factor that describes the risks related to your advisor being entitled to receive a subordinated distribution upon termination, even if terminated for poor performance.

Distributions, page 146

2.   We note your response to comment 15 of our letter dated July 7, 2014 in which you have revised your disclosure to clarify the sources of your distributions. To the extent distributions will be paid from offering proceeds, please include an affirmative statement to that effect. In addition, to the extent distributions will be paid in excess of earnings and cash flow from operations, please revise your disclosure to include an affirmative statement to that effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Jennifer Monick, Staff Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Peter M. Fass
       Proskauer
       Via E-mail